UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)*

                             Edison Renewables, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   28102A 10 5
                                 (CUSIP Number)

                              Gavin C. Grusd, Esq.
                       Certilman Balin Adler & Hyman, LLP
                      The Financial Center at Mitchel Field
                                90 Merrick Avenue
                           East Meadow, New York 11554
                                 (516) 296-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2004
             (Date of Event Which Requires Filing of This Statement)

                  If the Filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No.         28102A 10 5

1.     Name of Reporting Person

       Corey Morrison

2.     Check the appropriate box if a member of a group      (a) [   ]

                                                             (b) [   ]
3.     SEC Use Only

4.     Source of Funds
       OO

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.     Citizenship or Place of Organization
       United States

Number of Shares       7.       Sole Voting Power
Beneficially Owned              3,500,000
By Each Reporting
Person With            8.       Shared Voting Power
                                0

                       9.       Sole Dispositive Power
                                3,500,000

                       10.      Shared Dispositive Power
                                0
11.    Aggregate Amount Beneficially Owned by Reporting Person
       3,500,000

12.    Check Box if the Aggregate Amount in Row (11)Excludes Certain Shares [  ]

13.    Percent of Class Represented by Amount in Row (11) 21%

14.    Type of Reporting Person
       IN

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


ITEM 1.  Security and Issuer

     The Reporting Person is making this statement in reference to shares of common stock, par value $.001 per share (the "Common Stock"), of Edison Renewables, Inc., a Nevada corporation (the "Company").

     The address of the principal executive offices of the Company is 1940 Deer Park Avenue, Deer Park, New York 11729.

ITEM 2.  Identity and Background.


          (a)  Name of Reporting Person:

               Corey Morrison

          (b)  Residence or business address:

               1940 Deer Park Avenue
               Deer Park, New York 11729

          (c) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

          (d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (e) The Reporting Person is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.


     See discussion in Item 4 below relating to the Consulting Agreement.

ITEM 4.  Purpose of Transaction

     On August 3, 2004, the Reporting Person entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with NextPhase Technologies, Inc. ("NextPhase"), whereby the Reporting Person sold to NextPhase 120,625 shares of Common Stock of the Company for an aggregate purchase price of $510,000, payable, by a cash payment of $160,000 and a promissory note in the initial principal amount of $350,000 (the "Note"), payable over seven (7) months commencing 90 days from the date of the Note. As security for the performance by NextPhase of its obligations under the Note, certain of the Company's stockholders owning an aggregate of 12,000,000 shares of Common Stock of the Company (the "Pledged Stock"), or approximately 70% of the Company's issued and outstanding Common Stock, have pledged the Pledged Stock to the Reporting Person.

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


     Simultaneously with the execution of the Stock Purchase Agreement, the Reporting Person, through CJM Group, Inc., a company of which he is the sole stockholder, entered into a Consulting Agreement with the Company (the "Consulting Agreement"). In consideration for services to be rendered to the Company by CJM Group, the Company issued 3,500,000 shares of Common Stock of the Company to CJM Group, Inc. (the "Shares").

ITEM 5.  Interest in Securities of the Issuer

     As of the date hereof, the Reporting Person is the beneficial owner of 3,500,000 shares of Common Stock of the Company (or approximately 21% of the outstanding Common Stock of the Company), which are owned of record by CJM Group, Inc., a company of which the Reporting Person is the sole stockholder. The Reporting Person has sole voting and dispositive power over all of such shares.

     Except for the transactions described in Item 4 above, the Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

ITEM 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     The Consulting Agreement provides that CJM Group shall not sell, dispose of, or otherwise transfer or grant any option for the sale of the Shares, directly or indirectly, (i) with respect to 500,000 of the Shares for a period of six (6) months following the August 3, 2004, and (ii) with respect to 500,000 of the Shares for a period of twelve (12) months following August 3, 2004, without the consent of the Company, except (x) in a private transaction, provided the transferee or donee of the Shares agrees to be bound by the foregoing terms, or (y) in the event that the issuance or resale of the Shares have not been registered, pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

     See discussion in Item 4 above relating to the Pledged Stock.

ITEM 7.  Material to be Filed as Exhibits

     99.1 Stock Purchase Agreement, dated August 3, 2004 between Corey Morrison and NextPhase Technologies, Inc.

     99.2 Consulting Agreement, dated August 3, 2004 between CJM Group, Inc. and Edison Renewables, Inc.

     99.3 Pledge Agreement, dated as of August 3, 2004 between Viper Networks, Inc., Stephen Young, James Wray, Sean Rawlins, Michael Jones, jointly and severally, as pledgors, and Corey Morrison, as pledgee, and Paul G. Goss, Esq., as pledge agent. (2)

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


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2004


                                                 /s/ Corey Morrison
                                                 ------------------
                                                 Corey Morrison





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